Legg Mason Partners Institutional Trust:
Legg Mason Partners SMASh Series C Fund N43U
Legg Mason Partners SMASh Series EC Fund N47U
Legg Mason Partners SMASh Series M Fund N41U


Halebian Litigation Disclosure

On or about May 30, 2006, John Halebian, a purported shareholder of Citi New York Tax Free
Reserves, a series of Legg Mason Partners Money
Market Trust, formally a series of CitiFunds Trust
III (the "Subject Trust"), filed a complaint in the United States District Court for the Southern
District of New York against the independent trustees of the Subject Trust (Elliott J. Berv,
Donald M. Carlton, A. Benton Cocanougher, Mark T.
Finn, Stephen Randolph Gross, Diana R. Harrington,
Susan B. Kerley, Alan G. Merten and R. Richardson
Pettit).

The Subject Trust is also named in the complaint as a nominal defendant.

The complaint alleges both derivative claims on behalf of the Subject Trust and class claims on behalf of a putative class of shareholders of the Subject Trust in connection with the 2005 sale of Citigroup's asset management business to Legg Mason and the related approval of new investment advisory agreements by the trustees and shareholders. In the derivative claim, the plaintiff alleges, among other things, that the independent trustees breached their fiduciary duty to the Subject Trust and its shareholders by failing to negotiate lower fees or seek competing bids from other qualified investment advisers in connection with Citigroup's sale to Legg Mason. In the claims brought on behalf of the putative class of shareholders, the plaintiff alleges that the independent trustees violated the proxy solicitation requirements of the 1940 Act, and breached their fiduciary duty to shareholders, by virtue of the voting procedures, including "echo voting," used to obtain approval of the new investment advisory agreements and statements made in a proxy statement regarding those voting procedures. The plaintiff alleges that the proxy statement was misleading because it failed to disclose that the voting procedures violated the 1940 Act. The relief sought includes an award of damages, rescission of the advisory agreement, and an award of costs and attorney fees.

In advance of filing the complaint, Mr. Halebian's lawyers made written demand for relief on the Board of the Subject Trust, and the Board's independent trustees formed a demand review committee to investigate the matters raised in the demand, and subsequently in the complaint, and recommend a course of action to the Board. The committee, after a thorough review, has determined that the independent trustees did not breach their fiduciary duties as alleged by Mr. Halebian, and that the action demanded by Mr. Halebian would not be in the best interests of the Subject Trust. The Board of the Subject Trust (the trustee who is an "interested person" of the Subject Trust, within the meaning of the 1940 Act, having recused himself from the matter), after receiving and considering the committee's report and based upon the findings of the committee, subsequently also has so determined and, adopting the recommendation of the committee, has directed counsel to move to dismiss
Mr. Halebian's complaint. A motion to dismiss was filed on October 23, 2006. Opposition papers were filed on or about December 7, 2006. The complaint was dismissed on July 31, 2007. Mr. Halebian has filed a notice of appeal.

Section 19(a) Disclosure

As previously disclosed, on September 16, 2005, the staff of the SEC informed SBFM and Salomon Brothers
Asset Management Inc ("SBAM") that the staff was considering recommending administrative proceedings against SBFM and SBAM for alleged violations of
Section 19(a) and 34(b) of the Investment Company
Act (and related Rule 19a-1).  On September 27,
2007, SBFM and SBAM, without admitting or denying any findings therein, consented to the entry of an order by the Securities and Exchange Commission relating to the disclosure by certain other funds that are closed-end funds of the sources of distributions paid by the funds between 2001 and 2004. Each of SBFM and SBAM agreed to pay a fine of $450,000, for which it was indemnified by Citigroup, Inc., its former parent. It is not expected that this matter will adversely impact the funds or their current investment adviser.
A/72225352.1